SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No.   )*

Integrity Applications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45824Q101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 45824Q101	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Vayikra Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 398,467 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 398,467 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,467 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)           See Item 4(a).
(2)           See Item 4(b).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Philip M. Darivoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Darivoff is a citizen of the United States.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 398,467 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 398,467 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,467 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           See Item 4(a).
(2)           See Item 4(b).

CUSIP No. 45824Q101	SCHEDULE 13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer.

Integrity Applications, Inc.

Item 1(b).               Address of Issuer’s Principal Executive Offices.

102 Ha’Avoda Street, P.O. Box 432, Ashkelon, Israel 78100.

Item 2(a).               Name of Person Filing.

This Schedule 13G is being filed by Vayikra Capital, LLC (“Vayikra Capital”) and Philip M. Darivoff, the sole member of Vayikra Capital (the “Sole Member”).

Item 2(b).	Address of Principal Business Office.

1 Farmstead Road, Short Hills, NJ 07078.

Item 2(c).	Citizenship.

Vayikra Capital is a limited liability company organized under the laws of the State of Delaware.  Philip M. Darivoff is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number.

45824Q101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

(a)  Amount beneficially owned:

Vayikra Capital holds 398,467 shares of Common Stock.  As the Sole Member of Vayikra Capital, Mr. Darivoff may be deemed to beneficially own the shares of Common Stock held by Vayikra Capital.

(b)  Percent of class:

Vayikra Capital beneficially owns 7.3% of the outstanding shares of Common Stock.  As the Sole Member of Vayikra Capital, Mr. Darivoff may be deemed to beneficially own 7.3% of the outstanding shares of Common Stock.  This percentage has been calculated on the basis of 5,460,590 shares of Common Stock outstanding as of December 31, 2012, as provided by the Issuer.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 5 of 6 Pages

(c)  Number of shares as to which such person has:

(i)  Sole power to vote or direct the vote:

Vayikra Capital has sole power to vote or direct the vote of 398,467 shares of Common Stock.

(ii)  Shared power to vote or direct the vote:

As the Sole Member of Vayikra Capital, Mr. Darivoff has the power to vote or direct the vote of 398,467 shares of Common Stock.

(iii)  Sole power to dispose or direct the disposition of:

Vayikra Capital has sole power to dispose or direct the disposition of 398,467 shares of Common Stock.

(iv)  Shared power to dispose or direct the disposition of:

As the Sole Member of Vayikra Capital, Mr. Darivoff has the power to dispose or direct the disposition of 398,467 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 45824Q101	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

By: VAYIKRA CAPITAL, LLC By: /s/ Philip M. Darivoff Name: Philip M. Darivoff Title: Sole Member
/s/ Philip M. Darivoff PHILIP M. DARIVOFF